Exhibit 99.1

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

(Expressed in US Dollars)

(UNAUDITED)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

 (Expressed in US Dollars)

	September 30,	June 30,
	2009	2009
ASSETS
Current
Cash and cash equivalents	$2,079,055	$2,390,428
Restricted cash (Note 16 g)	12,130,923	16,370,100
Amounts receivable	329,900	115,039
Marketable securities (Note 4)	112,076	85,985
Prepaid expenses	511,860	901,427
	15,163,814	19,862,979

Restricted Cash (Note 16 g)	2,225,336	2,225,336
Property, Plant and Equipment (Note 5)	125,226,307	112,148,391
Intangible Assets (Note 6)	10,210	13,014
Interests in Geothermal Properties (Note 7)	91,608,129	88,561,126
	$234,233,796	$222,810,846

LIABILITIES
Current
Accounts payable and accrued liabilities	$7,162,530	$17,438,406
Deferred construction amounts payable (Note 8)	8,949,408	9,028,380
Short-term portion of long-term liabilities (Note 10)	171,107,480	149,095,125
	187,219,418	175,561,911

Long-term Payables (Note 9)	611,166	632,182
Cash Settled Option (Note 11)	2,478,720	1,820,844
Asset Retirement Obligation (Note 12)	951,073	932,689
Future Income Tax Liability	2,016,979	1,320,440
	193,277,356	180,268,066

SHAREHOLDERS' EQUITY
Share Capital (Note 13)	53,876,385	53,857,748
Contributed Surplus	4,288,319	4,250,432
Accumulated Other Comprehensive Income	2,055,025	1,862,302
Deficit	(19,263,289)	(17,427,702)
	40,956,440	42,542,780
	$234,233,796	$222,810,846
Commitments (Note 16)
Subsequent Events (Note 18)

Approved on behalf of the Board of Directors:

“Brian Fairbank”	“Domenic Falcone”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS

(Unaudited)

 (Expressed in US Dollars)

	For the Three Months
	ended September 30,
	2009	2008

Operating Expenses
Accounting and audit	$103,561	$97,206
Administration	289,131	241,898
Accretion of asset retirement obligation	18,384	19,483
Amortization	19,325	19,568
Consulting fees	71,620	152,977
Conventions and publishing	28,364	66,871
Investor communication	2,608	17,697
Insurance	12,361	14,062
Legal	112,586	52,602
Office expenses	35,519	36,145
Rent and telephone	37,271	31,434
Stock-based compensation	42,171	121,202
Transfer agent and regulatory fees	5,124	4,667
Travel and business development	61,443	59,352

	839,468	935,164

Other (Expenses) Income
Change in fair value of cash settled option	(657,876)	-
Financing Expenses	(283,499)	-
Foreign exchange loss	(71,363)	(1,737,199)
Interest income	16,619	71,957

	(996,119)	(1,665,242)

Net Loss	$(1,835,587)	$(2,600,406)

Basic and diluted loss per share	$(0.02)	$(0.03)
Weighted average number of common shares issued and outstanding	94,580,221	94,301,026

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Expressed in US Dollars)

	For the Three Months ended September 30,
	2009	2008

Net loss for the period	$(1,835,587)	$(2,600,406)

Other comprehensive income
Foreign translation gain (loss)	166,631	(2,043,505)
Increase (decrease) in unrealized holding gains on marketable securities	26,092	(67,198)

Comprehensive loss	$(1,642,864)	$(4,711,109)

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

 (Expressed in US Dollars)

	For the Three Months
	ended September 30,
	2009	2008

Cash flows used in operating activities
Net Loss for the period	$(1,835,587)	$(2,600,406)
Items not requiring (providing) cash:
Amortization	19,325	19,568
Accretion of asset retirement obligation	18,384	19,483
Change in fair value of cash settled option	657,876	-
Foreign exchange loss	-	1,737,199
Stock-based compensation	42,171	121,202
Undrawn commitment fee	7,697	-
Changes in non-cash working capital:
Increase in accounts receivable	(212,956)	(18,560)
Decrease in accounts payable	841,178	(8,688,486)
Decrease (increase) in prepaid expenses	397,212	(79,243)

	(64,700)	(9,489,243)

Cash flows used in investing activities
Decrease (increase) in restricted cash	4,293,431	(16,751,917)
Acquistion of intangible assets	(280)	-
Acquisition and construction of property, plant and equipment	(16,474,889)	(3,950,310)
Geothermal property interests	(3,501,459)	(4,353,631)

	(15,683,197)	(25,055,858)

Cash flows from financing activities
Loan advances	15,254,926	47,308,562
Loan repayment		(20,723,093)
Proceeds from options exercised	14,353	60,478

	15,269,279	26,645,947

Effect of exchange rate changes on cash and cash equivalents	167,245	(323,143)

Decrease in cash and cash equivalents	(311,373)	(8,222,297)

Cash and cash equivalents, beginning of period	2,390,428	11,473,360
Cash and cash equivalents, end of period	$2,079,055	$3,251,063
Additional Cash Flow Information (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

for the year ended June 30, 2009 and period ended September 30, 2009

(Unaudited)

 (Expressed in US Dollars)

			Other Comprehensive Income
			Currency	Revaluation of		Total
		Contributed	Translation	Marketable		Shareholders'
	Share Capital	Surplus	Differences	Securities	Deficit	Equity

Balance, June 30, 2008	$53,701,819	$4,004,103	$3,519,697	$33,824	$(12,338,942)	$48,920,501

Issued for cash
Stock options exercised	94,899	-	-	-	-	94,899
Stock options exercised - stock option valuation	61,030	(61,030)	-	-	-	-
Stock options granted	-	307,359	-	-	-	307,359
Currency translation differences	-	-	(1,596,563)	-	-	(1,596,563)
Decrease in marketable securities	-	-	-	(94,656)	-	(94,656)
Loss for the year	-	-	-	-	(5,088,760)	(5,088,760)

Balance, June 30, 2009	53,857,748	4,250,432	1,923,134	(60,832)	(17,427,702)	42,542,780

Issued for cash
Stock options exercised	14,353	-	-	-	-	14,353
Stock options exercised - stock option valuation	4,284	(4,284)	-	-	-	-
Stock options granted	-	42,171	-	-	-	42,171
Currency translation differences	-	-	166,631	-	-	166,631
Increase in marketable securities	-	-	-	26,092	-	26,092
Loss for the period	-	-	-	-	(1,835,587)	(1,835,587)

Balance, September 30, 2009	$53,876,385	$4,288,319	$2,089,765	$(34,740)	$(19,263,289)	$40,956,440

The accompanying notes are an integral part of these consolidated financial statements.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company”) was incorporated on April 13, 1995 under the laws of British Columbia and is currently in the development stage.  The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is in the process of exploring, evaluating and developing its geothermal properties.  The recoverability of the amounts shown for geothermal properties and related deferred costs is dependent upon the existence of economically feasible geothermal projects, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

On August 29, 2008, the Company closed a financing with Trust Company of the West (“TCW”) to issue up to $180 million of debt for the continued development of its Blue Mountain power plant project. As at September 30, 2009, $180,977,328 had been drawn under the debt agreement with an additional $4,683,295 drawn after period-end, which exceeds the $180 million loan facility.  At September 30, 2009, the Company was not in compliance with certain terms of the loan Agreement with TCW, principally those relating to the project capital costs. The Company is working closely with TCW to remedy this situation and no event of default has been asserted. The loan has been classified as a short-term liability. Consequently, as at September 30, 2009, the Company had a working capital deficiency of $172,055,604. In addition, the Company’s cumulative development costs have resulted in accumulated losses totalling $19,263,289.

The Company’s ability to continue as a going concern is dependent upon the Company’s ability to obtain the necessary financing to complete its geothermal projects, and on refinancing any outstanding balance in excess of approximately $70 million on the TCW loan by the earlier of closing a potential John Hancock Life Insurance Company (“John Hancock”) loan or March 31, 2010 (see note 14(b) for further details). It is also dependent upon successful completion of its geothermal projects, primarily Blue Mountain, upon its ability to attain profitable operations and to generate power in accordance with the power purchase agreement. The Company is currently exploring a number of possibilities in this regard. There is no assurance that management will be successful in achieving these objectives. In addition, the Company continues to be subject to drilling risk, since the success of future drilling is not fully predictable.

These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in US dollars. The interim consolidated financial statements have been prepared following the same accounting policies as the consolidated financial statements for the year ended June 30, 2009, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended June 30, 2009.

b)

Changes in Accounting Policies

The Company made the following changes to its accounting policies during the three months ended September 30, 2009:

i)

CICA handbook section 3064, Goodwill and Intangible Assets

In February 2008, the CICA issued handbook section 3064 – Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and also prescribes the recognition and measurement of impairment losses.  The Company implemented the new standard during the current reporting period, and reclassified software in the amount of $10,210 at September 30, 2009 (June 30, 2009 - $13,014) from property, plant and equipment to intangible assets at the time of implementation.

ii)

CICA handbook section 3862, Financial Instruments – Disclosures

Section 3862 was amended during June 2009 to enhance the disclosure requirements regarding liquidity risk of financial instruments and to add new disclosure requirements about fair value measurements of financial instruments.  (See Note 14(a))

3.

FUTURE ACCOUNTING CHANGES

a)

CICA handbook section 1582, Business Combinations, section 1601, Consolidated Financial Statements and section 1602, Non-controlling Interests

The abovementioned sections were released in January 2009. Section 1582 should be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 apply to interim and consolidated financial statements for financial years beginning on or after January 1, 2011. Earlier application of all three sections is permitted, but all three sections have to be adopted together. The adoption of the new standards will result in a number of changes to the treatment of acquisitions, notably the measurement of non-controlling interests at fair value by the parent group, the requirement to expense acquisition costs, and the accounting for contingent consideration as a financial liability, measured at fair value.  The effect of the new standard on the Company will depend on the circumstances of future business combinations, if any.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

3.

FUTURE ACCOUNTING CHANGES (Continued)

b)

International Financial Reporting Standards

During 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that International Financial Reporting Standards (“IFRS”) adoption will be mandatory for publicly accountable enterprises for financial years beginning on or after January 1, 2011. The Company will therefore prepare its first annual report under IFRS in respect of the year ending June 30, 2012, and its first interim report under IFRS for the quarter ending September 30, 2011.  Comparative information in respect of the 2011 financial year will be provided in both cases.

4.

MARKETABLE SECURITIES

	September 30, 2009		June 30, 2009
	Number		Number
	of Shares	Amount	of Shares	Amount
Sierra Geothermal Power Corp.
Cost – common shares	400,000	$146,817	400,000	$146,817
Unrealized loss	-	34,741	-	60,832

	400,000	$112,076	400,000	$85,985

The unrealized loss on marketable securities, recorded in accumulated other comprehensive income, has not been recognized as an impairment loss due to the high volatility of the Sierra Geothermal share price.

5.

PROPERTY, PLANT AND EQUIPMENT

		Office
		Furniture
		and	Field			Construction in
	Computers	Equipment	Equipment	Vehicles	Land	Progress	Total
Cost
Balance as at June 30, 2009	$93,742	$54,341	$131,430	$68,340	$161,188	$111,768,024	$112,277,065
Additions	-	9,212	-	22,295	-	13,057,294	13,088,801
Foreign exchange movement	7,002	3,548	-	-	-	-	10,551
Balance as at September 30, 2009	$100,745	$67,101	$131,430	$90,635	$161,188	$124,825,318	$125,376,417

Accumulated amortization
Balance as at June 30, 2009	$48,797	$23,729	$49,313	$6,834	$-	$-	$128,674
Amortization for the period	3,541	2,057	6,159	4,190	-	-	15,947
Foreign exchange movement	3,809	1,680	-	-	-	-	5,489
Balance as at September 30, 2009	$56,147	$27,467	$55,472	$11,024	$-	$-	$150,110

Carrying amounts
At June 30, 2009	$44,945	$30,611	$82,117	$61,506	$161,188	$111,768,024	$112,148,391
At September 30, 2009	$44,598	$39,634	$75,958	$79,611	$161,188	$124,825,318	$125,226,307

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

6.

INTANGIBLE ASSETS

Software
Cost
Balance as at June 30, 2009	$66,556
Foreign exchange movement	3,398
Balance as at September 30, 2009	$69,954

Accumulated amortization
Balance as at June 30, 2009	$53,542
Amortization for the period	3,378
Foreign exchange movement	2,824
Balance as at September 30, 2009	$59,744

Carrying amounts
At June 30, 2009	$13,014
At September 30, 2009	$10,210

7.

INTERESTS IN GEOTHERMAL PROPERTIES

The acquisition and deferred exploration and development expenditures of the Company’s geothermal property interests, all located in the U.S., are as follows:

	September 30,	June 30,
	2009	2009
Blue Mountain Project - Nevada	$90,533,617	$87,565,210
Pumpernickel Valley Project - Nevada	156,865	118,455
Crump Geyser - Oregon	533,250	501,709
Black Warrior Peak Project - Nevada	384,397	375,752
	$91,608,129	$88,561,126

a)

Blue Mountain Project, Nevada

The Company holds a 100% leasehold interest in certain lands located in Humboldt County, Nevada.  The leasehold interest covers 4,445 hectares (10,984 acres) on 17 land sections. The interest entitles the Company to explore, develop and produce any geothermal resources located on the properties.  The Company also has the option to purchase the freehold interest, consisting of 1,295 hectares (3,200 acres) out of a total of the 3,885 hectares (9,600 acres) of the leasehold interest.  The property interests are subject to production royalties ranging from 1.75% to 3.5% on sales of electrical power, and 5% to 10% from sales of energy for other uses.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

7.

INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

a)

Blue Mountain Project, Nevada (Continued)

The following costs have been incurred on the project:

	Three Months ended	Year ended
	September 30,	June 30,
	2009	2009
Acquisition
Property leases, permits and regulatory	$30,006.00	$132,250.00

Deferred exploration
Geological and geophysical	334,668	1,071,345
Non-geological consulting	750	159,461
Drilling	(131,744)	31,734,701
Road Maintenance	-	9,060
Camp and field supplies	177,155	4,624,079
Testing	14,958	1,077,433
Interest capitalized	2,792,614	2,602,175
Decrease in drilling advances	(250,000)	(152,750)
Decrease in asset retirement obligation	-	(348,782)

Costs incurred during the period	2,968,407	40,908,972
Balance, beginning of period	87,565,210	46,656,238
Balance, end of period	$90,533,617	$87,565,210

b)

Pumpernickel Valley Project, Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,810 hectares (6,942 acres).  The Company leases geothermal rights from Newmont USA, certain private land owners and the United States Bureau of Land Management (“BLM”).  Under an agreement with Ormat Nevada Inc. (“Ormat”), the Company gave Ormat a right of first refusal for the supply of the Pumpernickel project equipment in return for a BLM lease and preferred equipment pricing.  The Newmont lease grants the Company the exclusive geothermal, surface and water rights.  The Company pays $3/acre, with all rental payments creditable to royalties due upon production of:

•

3½% of gross proceeds from electrical power sales (less taxes and transmission costs);

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

7.

INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

b)

Pumpernickel Valley Project, Nevada (Continued)

•

5% of the gross proceeds of a sale of any substances in an arm’s length transaction;

•

2% of the gross proceeds from the sale of, or manufacture, of by-products;

•

10% of net profits from the use of substances at a commercial facility other than an electric power generating facility; and

•

Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

The BLM lease transferred from Ormat is encumbered by a royalty interest (0.5%) payable to Ehni Enterprises Inc.

The following costs have been incurred on the project:

	Three Months ended	Year ended
	September 30,	June 30,
	2009	2009
Acquisition
Property leases, permits and regulatory	$14,894	$24,852

Deferred exploration
Camp and field supplies	4,849	8,007
Drilling	-	(5,739)
Feasibility study	1,504	-
Geological and geophysical	16,666	23,107
Non-geological consulting	87	33,471
Testing	410	4,128
Sierra Geothermal funding and option payments	-	30,629

Costs incurred during the period	38,410	118,455
Balance, beginning of period	118,455	-
Balance, end of period	$156,865	$118,455

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

7.

INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

c)

Crump Geyser, Oregon

On August 1, 2005, the Company leased 2,916 hectares (7,206 acres) of geothermal land located in south-eastern Oregon.  The leases are on private land and are subject to a royalty of 3.5% of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the project:

	Three Months ended	Year ended
	September 30,	June 30,
	2009	2009
Acquisition
Property leases, permits and regulatory	$-	$29,577

Deferred exploration
Camp and field supplies	2,390	2,964
Geological and geophysical	10,343	37,506
Legal and consulting (non-geological)	18,808	4,786
Reports and maps	-	1,340

Costs incurred during the period	31,541	76,173
Balance, beginning of period	501,709	425,536
Balance, end of period	$533,250	$501,709

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

7.

INTERESTS IN GEOTHERMAL PROPERTIES (Continued)

d)

Black Warrior Peak Project, Nevada

The project is located in Washoe and Churchill Counties, Nevada.  The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights.  The private leases are subject to a royalty of 3.5% on gross revenue from electricity sales. The Company can purchase the royalty for $1 million.

The following costs have been incurred on the project:

	Three Months ended	Year ended
	September 30,	June 30,
	2009	2009
Acquisition
Property leases, permits and regulatory	$289	$33,409

Deferred exploration
Camp and field supplies	1,343	5,199
Drilling	-	26,857
Geological and geophysical	6,968	110,654
Legal and consulting (non-geological)	45	12,678
Reports and maps	-	535

Costs incurred during the period	8,645	189,332
Balance, beginning of period	375,752	186,420
Balance, end of period	$384,397	$375,752

8.

DEFERRED CONSTRUCTION AMOUNTS PAYABLE

At September 30, 2009, deferred construction amounts payable consisted of $3,000,000 in deferred payments (June 30, 2009 - $3,000,000) and holdbacks payable of $5,949,408 (June 30, 2009 - $6,028,380).  These amounts are due upon completion of the Blue Mountain construction project, subject to satisfactory review by the Company.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

9.

LONG-TERM PAYABLES

Long-term payables consist of Nevada Sales and Use Tax deferred on plant construction purchases.  The taxes are payable over a period starting during 2009/2010 and ending October 31, 2013.  Payments of approximately $23,000 are due each month until October 2013. The amounts recorded in the financial statements are the scheduled repayments discounted at an effective interest rate of 14% per year.  During the three month period ended, September 30, 2009, interest accretion of $11,745 was capitalized to construction in progress (2008 – nil). The current portion of the Sales and Use Tax has been included in accounts payable.

	September 30,	June 30,
	2009	2009
Taxes payable	$1,062,609	$1,012,448
Short-term portion included in accounts payable	(451,443)	(380,266)
Long-term portion	$611,166	$632,182

10.

LONG-TERM LIABILITIES

	September 30,	June 30,
	2009	2009

Long-term liabilities	$171,107,480	$149,095,125
Short-term portion	(171,107,480)	(149,095,125)
	$-	$-

a)

TCW financing

On August 29, 2008, the Company closed a financing with TCW, a New York based investment management firm, for an amount of up to $180 million.

The principal terms of the TCW loan are as follows:

-

14% interest per annum, payable quarterly, over a 15 year term maturing November 30, 2023;

-

Accrued interest will be added to the principal prior to commercial operation and thereafter 6% interest per annum may be deferred if enough cash is not available to fund the full interest payments;

-

The principal will be repaid from available cash flow – the lender has the right to receive cash interest plus 60% of available project cash, which will increase to 100% if target loan balances are exceeded;

-

Upon the earlier of repayment of the debt and maturity, the lender can exercise a cash settled option for a nominal exercise price and receive in cash an amount equal to 7.5% of the fair market value of the equity of NGP Blue Mountain I LLC (“NGP I”) (See Note 11).

-

The last $10 million of the $180 million commitment, when drawn, resulted in an increase of the cash settled option by 0.5% interest in the project for each million drawn;

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

10.

LONG-TERM LIABILITIES (Continued)

-

The loan may be refinanced under certain circumstances.  Refinancing of the balance in excess of $70 million prior to refinancing target date is subject to a 2% prepayment fee.  Refinancing of the balance below $70 million, and the total balance after refinancing target date, is subject to a make-whole premium equal to the difference between the present value of the remaining payments discounted at the yield of similar maturity United States Treasury securities and the principal amount of the loan being repaid;

-

The refinancing target date is the later of 30 days after commercial operation or substantial completion, and may not be later than February 28, 2010.

The total amount due under the TCW loan is $180,977,328 at September 30, 2009 (June 30, 2009 - $159.598.619). The financing provided by TCW is secured by a pledge of all the equity interests of both NGP Blue Mountain Holdco LLC (“Holdco”) and NGP I, and over substantially all the assets of NGP I.  Holdco’s assets comprise the equity interests of NGP I.  NGP I’s assets include the Company’s Blue Mountain leases and the electricity generation plant under construction.  In addition, TCW has a first priority lien on certain accounts established in connection with the financing to hold the proceeds of advances provided by TCW and revenues generated by operation of the project.

The terms of the loan are structured in such a way as to require the Company to refinance a significant portion of the debt outstanding as at balance sheet date shortly after the later of commercial operation and substantial completion of the electricity generation plant, in order to avoid debt covenant violations (see note 18, subsequent events, for an anticipated waiver). As at September 30, 2009, the Company was not in compliance with certain of the terms of the loan agreement, principally those relating to the project capital costs, and while no event of default has been asserted, the loan has been disclosed as a short-term liability.

	Three Months ended	Year ended
	September 30, 2009	June 30,2009
Opening balance	$149,095,125	$-

Loan proceeds	15,306,603	148,166,680
Transaction costs	(51,676)	(8,874,089)
Net cash raised during the period	15,254,927	139,292,591
Fair value of cash settled option at inception	-	(1,759,501)
Interest added to loan balance	6,064,409	11,167,014
Commitment fee added to loan balance	7,697	264,925
Interest accretion	1,006,717	907,974
Adjustment: change in estimate of future cash flows	(321,395)	(777,878)

Balance, end of period	$171,107,480	$149,095,125

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

11.

CASH SETTLED OPTION

	Three Months ended	Year ended
	September 30, 2009	June 30, 2009

Opening balance	$1,820,844	$-
Fair value at inception	-	1,759,501
Change in fair value recorded in income	657,876	61,343
Balance, end of period	$2,478,720	$1,820,844

Due to the Company drawing the final $10 million of the $180 million commitment, the lender can now exercise the cash settled option equal to 12.5% of the fair market value of the equity in NGP Blue Mountain I LLC.  The fair value of the cash settled option at September 30, 2009 incorporates the additional 5% interest in the fair market value of the equity NGP Blue Mountain I, LLC that the holder is entitled to.  .

12.

ASSET RETIREMENT OBLIGATION

The asset retirement obligation arises from the Company’s investment in the Blue Mountain project.  Although the ultimate amount of the site restoration and reclamation costs is uncertain, the present value of these obligations is based on information currently available.  Such costs include: land rehabilitation, demolition of buildings, removal of cement from and the restoration of well holes, removal of power poles and other costs.  The majority of costs attributed to these commitments and contingencies are expected to be incurred after 2039, and are to be funded mainly from the Company’s cash provided by operating activities.

The Company’s provision for future site reclamation and closure costs is based on known United States federal and local laws and regulations concerning environmental requirements.  The total undiscounted amount of expected cash flows required to settle the asset retirement obligation is estimated at $10,580,156 (June 30, 2009 - $10,580,156). The liability for the expected cash flows, as reflected in the consolidated financial statements, has been discounted at a credit adjusted risk-free rate of 9.31% (June 30, 2009 – 9.31%).

	Three Months ended	Year ended
	September 30, 2009	June 30, 2009

Opening Balance	$932,689	$1,054,645
Additonal liabilities incurred - plant	-	168,380
Additonal liabilities incurred - wells	-	235,140
Revision of prior years estimates	-	(583,922)
Accretion expense	18,384	58,446
Balance, end of period	$951,073	$932,689

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

13.

SHARE CAPITAL

a)

Authorized

Unlimited voting common shares – no par value

25,000,000 first preferred shares – no par value (none issued)

25,000,000 second preferred shares – no par value (none issued)

b)

Common Shares Issued and Outstanding

	Shares	Amount

Balance, June 30, 2008	94,169,504	$53,701,819

Issued for cash
Stock options exercised	378,000	94,899
Stock options exercised - stock option valuation	-	61,030
Balance, June 30, 2009	94,547,504	$53,857,748

Issued for cash
Stock options exercised	35,000	14,353
Stock options exercised - stock option valuation	-	4,284
Balance, September 30, 2009	94,582,504	$53,876,385

c)

Stock Options

During the quarter ended September 30, 2009, the Company received $14,353 (2008 - $60,478) from the exercise of 35,000 (2008 – 225,000) stock options.

A summary of the changes in stock options for the quarter ended September 30, 2009 is below:

		Weighted
		Average
	Number	Exercise
	of	Price
	Options	CAD $

Balance, June 30, 2009	9,296,000	$0.76

Granted	130,000	0.66
Exercised	(35,000)	0.45
Forfeited or Expired	(410,000)	(1.12)
Balance, September 30, 2009	8,981,000	$0.75

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

13.

SHARE CAPITAL (Continued)

c)

Stock Options (Continued)

As at September 30, 2009, the following stock options were outstanding:

			Weighted
			Average
Exercise		Remaining	Exercise
Price	Number	Contractual	Price	Number
CAD $	Outstanding	Life (Yrs)	CAD $	Exercisable
0.45	1,089,000	4.44	0.45	828,000
0.50	100,000	4.14	0.50	100,000
0.54	367,000	3.18	0.54	367,000
0.63	150,000	4.58	0.63	37,500
0.64	30,000	4.81	0.64	7,500
0.65	3,535,000	2.51	0.65	3,535,000
0.66	100,000	4.81	0.66	25,000
0.80	250,000	2.84	0.80	250,000
0.81	80,000	3.01	0.81	80,000
0.90	1,360,000	1.30	0.90	1,360,000
1.02	100,000	3.78	1.02	100,000
1.03	1,323,000	3.66	1.03	1,323,000
1.08	200,000	3.87	1.08	200,000
1.10	42,000	3.83	1.10	42,000
1.15	255,000	3.15	1.15	255,000
	8,981,000	2.93	0.75	8,510,000

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants.  The maximum number of outstanding options is 10% of the issued and outstanding shares at any point in time.  During the quarter ended September 30, 2009, the Company recorded $42,171 (2008 - $124,981) in stock-based compensation for options granted.

The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Historically, most options granted vested immediately.  During the prior fiscal year, the Board approved a policy under which employee options vest over an 18 month period. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

13.

SHARE CAPITAL (Continued)

c)

Stock Options (Continued)

	2009	2008

Risk free interest rate	1.33%	2.76-3.76%
Expected life	3 years	2 years
Expected volatility	70%	58-65%
Expected dividend yield	0%	0%
Weighted average value of options granted	$0.32	$0.31

d)

Agents’ Compensation Units and Options

As at September 30, 2009, the following agents’ options were outstanding:

			Remaining
	Exercise	Number	Contractual
Expiry	Price CAD$	Outstanding	Life (Yrs)

November 15, 2009	$1.00	1,050,000	0.13
		1,050,000

14.

FINANCIAL INSTRUMENTS

a)

Fair value of financial assets and financial liabilities

The carrying values of the following financial assets and liabilities are assumed to approximate their fair values, due to the relatively short periods to maturity of these items: Cash and cash equivalents, amounts receivable, restricted cash, accounts payable and accrued liabilities and deferred construction amounts payable.

The fair value of the marketable securities is based on market prices as at September 30, 2009 (a Level 1 input). The fair value of the cash settled option is based on a discounted cash flow model (Level 3 inputs).  The calculation was performed using an interest rate of 10% and a discount rate varying between 8.99% and 13.18%

The fair value of the long-term liability is estimated for disclosure purposes by discounting the future contractual cash flows at the interest rate that would be available to the Company at the balance sheet date. The effective interest rate of the instrument over its expected life is 17%. The calculation was performed using an estimated interest rate of 9%.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

14.

FINANCIAL INSTRUMENTS (Continued)

a)

Fair value of financial assets and financial liabilities (Continued)

In accordance with Section 3862 of the CICA Handbook, the following table outlines the classification, carrying amounts and fair values of our financial assets and liabilities.

Financial asset (liability)	Carrying Amount	Fair Value

Financial assets held for trading
Cash and cash equivalents	$2,079,055	$2,079,055
Restricted cash	14,356,259	14,356,259

Loans and receivables
Amounts receivable	329,900	329,900

Available-for-sale financial assets
Marketable securities	112,076	112,076

Financial liabilities held for trading
Cash settled option	(2,478,720)	(2,478,720)

Other financial liabilities
Accounts payable and accrued liabilities	(7,162,529)	(7,301,475)
Defered construction amounts payable	(8,949,408)	(8,949,408)
Long-term payables	(611,166)	(735,287)
Long-term liability	(171,107,480)	(182,026,668)

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	inputs other quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

14.

FINANCIAL INSTRUMENTS (Continued)

b)

Financial risk factors

The Company’s activities expose it to a variety of financial risks, including market risk (this includes currency risk, interest rate risk and other price risk) as well as credit risk and liquidity risk. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions.  The Board approves and monitors the risk management processes.  The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued development of the Company’s geothermal properties, and to limit exposure to credit and market risks.  The types of risk exposure and the way in which such exposures are managed are as follows:

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices.

Currency risk

The operating results and financial position of the Company are reported in US dollars.  The Company operates in Canada and the United States. The Company’s US operations’ functional currency is the US dollar, and these operations are therefore subject to risk arising from future transactions as well as recognized assets and liabilities which are denominated in currencies other than US dollar. The Company’s Canadian operations’ functional currency is the Canadian dollar and these operations are therefore subject to risk arising from future transactions as well as recognized assets and liabilities which are denominated in currencies other than Canadian dollar.

The sensitivity analysis below provides details on the effect of a reasonably possible change in exchange rates on the net income and other comprehensive income of the Company.  The effect on other comprehensive income arises from the translation of the financial statements of the Company’s Canadian operations into US dollar.

	Carrying amount	5% increase	5% decrease
	of asset (liability)	in value	in value
September 30, 2009		of CAD	of CAD
Effect on net income
Cash and cash equivalents denominated in
USD in Canadian Operations	$657,500	$(32,057)	$32,057

Effect on other comprehensive income
Cash and cash equivalents denominated in CAD	875,795	46,063	(41,679)
Amounts receivable denominated in CAD	26,717	1,405	(1,271)
Accounts payable and accrued liabilities	(219,281)	(11,533)	10,435
	$1,340,732	$3,878	$(458)

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

14.

FINANCIAL INSTRUMENTS (Continued)

b)

Financial risk factors (Continued)

Cash flow and fair value interest rate risk

Financial instruments with floating rates are subject to cash flow interest rate risk; financial instruments with fixed rates are subject to fair value interest rate risk. The Company invests its cash and cash equivalents in certificates of deposit and guaranteed investment certificates and bankers’ acceptances with terms of 90 days or less in order to maintain liquidity while achieving a satisfactory return for shareholders. A balance is maintained between fixed and floating rate instruments. The long-term liability has a fixed interest rate of 14% and is subject to fair value interest rate risk.  The instrument is carried at amortized cost, and changes in market interest rates will not affect income.

	Carrying amount
	of asset (liability)	1% increase	1% decrease
	September 30, 2009	in interest rates	in interest rates
Effect on net income
Cash and cash equivalents with floatingrates	$2,464,277	$10,989	$(1,004)
Cash settled option	(2,478,720)	315,998	(352,579)
	$(14,443)	$326,987	$(353,583)

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as commodity or equity prices.   The Company is subject to other price risk, since the fair value of the marketable securities is affected by equity prices.

	Carrying amount
	of asset (liability)	50% increase in	50% decrease in
	September 30, 2009	share price	share price
Effect on other comprehensive income
Marketable securities	$112,076	$56,038	$(56,038)

In addition the fair value of the cash settled option is affected by estimated market prices for electricity.

Sensitivity analysis to cash flow electricity price risk:

	Carrying amount	2% increase	2% decrease
	of asset (liability)	in electricity	in electricity
	September 30, 2009	prices	prices
Effect on net income
Cash settled option	$(2,478,720)	$(106,955)	$106,978

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

14.

FINANCIAL INSTRUMENTS (Continued)

b)

Financial risk factors (Continued)

Credit Risk

The Company has limited exposure to credit risk, since credit risk primarily arises from the Company’s cash and cash equivalents, restricted cash and amounts receivable.  The risk exposure is limited to the carrying amounts of these items at the balance sheet date. Cash and cash equivalents are held as cash deposits and invested in bankers’ acceptance, guaranteed investment certificates and certificates of deposit with various maturity dates.  Restricted cash consists of certificates of deposit held with the Bank of the West and guaranteed investment certificates at Royal Bank of Canada. The Company periodically assesses the quality of its investments and is satisfied with the credit ratings of its banks and their certificates of deposit and guaranteed investment certificates.

Amounts receivable consist of goods and services tax recoverable, amounts due from a previous joint-venture partner, Sierra Geothermal Power Corp (“SRA”), and from NV Energy (“NVE”) for electricity sales.  To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectable amounts.  In December 2008, SRA notified the Company that it will not be able to meet the final commitments in order to earn a 50% joint-venture interest in the Pumpernickel Project, and is disputing the amount owing to the Company.  The Company has reduced the amount of the receivable from SRA to the estimated recoverable amount as at balance sheet date.

ii)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company ensures there are sufficient funds available to meet short-term business requirements, taking into account the Company’s holdings of cash and cash equivalents and undrawn funds from the committed TCW loan.  Management prepares annual operating and capital expenditure budgets and prepares cash flows and liquidity forecasts.

The terms of the TCW loan are structured in such a way as to require the Company to refinance a significant portion of the debt outstanding as at balance sheet date shortly after the later of commercial operation and substantial completion of the electricity generation plant, in order to avoid debt covenant violations. As at September 30, 2009, the Company was not in compliance with certain of the terms of the loan agreement, principally those relating to the project capital costs, and while no event of default was asserted, the loan was disclosed as a short-term liability.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

14.

FINANCIAL INSTRUMENTS (Continued)

b)

Financial risk factors (Continued)

ii)

Liquidity Risk (Continued)

In November, 2009 the Company received a cash grant of $57.9 million from the US Department of Treasury facilitating a $30 million repayment of the TCW loan. The Company is currently negotiating terms under which it may use the remaining proceeds to complete the Blue Mountain project, particularly the required additional drilling.  Further partial repayment of the TCW loan will take place if and when new long term debt, such as the potential John Hancock debt, is issued.

On November 20, 2009 the Company reached an agreement in principle with TCW regarding the use of grant proceeds for drilling. The agreement is subject to legal due diligence and final approval by both parties. The agreement provides the Company with $2 million for general corporate purposes and the remaining $25.9 million from the grant proceeds to complete the required additional drilling and to pay final project costs. The agreement also waives the previous non compliance with capital budget requirements and, until the earlier of the closing of a potential John Hancock loan and March 31, 2010, the agreement waives a yield maintenance penalty on early loan repayment and the interest coverage covenant.

The Company intends to raise additional long term debt in order to repay a portion of the loan and comply with the TCW loan terms, particularly the interest coverage covenant. The Company has engaged John Hancock to provide long term debt up to $95 million, however this long term loan is subject to due diligence and final credit committee approval. John Hancock is applying for a loan guarantee from the US Department of Energy under its new Financial Institutions Partnership Program (FIPP). The Company hopes John Hancock’s work will be completed before year end, but it may extend into the early months of 2010.  Interest coverage will depend upon the size of the term loan, the power production after new drilling and the interest rate at the funding date. None of these variables can be predicted with certainty as of the date of these financial statements.

The Company is highly dependant upon successfully drilling wells to support an increase in power supply, and/or agreement by NVE and/or TCW to certain contract waivers and/or changes. In the event that the Company is unable to raise sufficient financing to repay the TCW loan to approximately $70 million, or further drilling at Blue Mountain is either unsuccessful or is not completed on time or on budget, then the Company could default on its obligations to TCW and/or NVE, which may have a material adverse effect on the Company.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

14.

FINANCIAL INSTRUMENTS (Continued)

b)

Financial risk factors (Continued)

iii)

Liquidity Risk (Continued)

The Company will continue to incur operating losses until closing the potential John Hancock loan.  Without additional new financing or restructuring of current financing the Company may not be able to maintain operations.  The Company is drilling additional wells to support higher power production and also seeking debt financing from John Hancock to resolve this issue, however the additional drilling may not be successful and the John Hancock financing is not certain to occur.

Repayment of the TCW loan will take place on a quarterly basis based on “available cash flow” as defined in the TCW loan agreement. In the event that cash flows available for the repayment are not sufficient to cover the interest payment then due, interest up to a maximum of 6% may be added to the outstanding balance.  Principle repayments may be deferred until November 30, 2023 if sufficient cash flows are not available earlier.

The table below presents a maturity analysis of the Company’s financial liabilities that shows the remaining contractual maturities:

	Carrying	Contractual	Within 1	1 - 5	More than
	amount	cash flows	year	years	5 years
Non-derivatives
Accounts payable and accrued liabilities	$7,162,529	$7,301,475	$7,301,475	$-	$-
Deferred construction amounts payable	8,949,408	8,949,408	8,949,408	-	-
Long-term payables	611,166	735,287	-	735,287	-
Long-term liability	171,107,480	259,555,731	126,025,660	49,430,625	84,099,446
Derivatives
Cash settled option	2,478,720	10,442,420	-	-	10,442,420

For balance sheet purposes, the TCW liability has been classified as short-term, since the Company was not in compliance with all the terms of the loan agreement as at September 30, 2009.  The contractual cash flows presented above were calculated with reference to the total expected cash flows over the expected life of the liability.  Actual cash flows could ultimately take place significantly earlier than indicated above and/or at significantly different amounts.  The cash flow could occur earlier if TCW demands payment due to the non-compliance with the terms of the loan agreement.  Under this scenario, the Company would have to pay the full balance outstanding which was $180,978,328 as at September 30, 2009.  The total cash repayable will also be affected by the amount of the available cash flow from the project.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

15.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at September 30, 2009, a total of $110,611 (June 30, 2009 - $108,386) was owing to directors, officers and companies controlled by directors of the Company.  This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand.

During the quarters ended September 30, 2009 and 2008, the following were paid or accrued to directors, officers, former officers and to companies controlled by directors of the Company:

	For the Three Months ended September 30,
	2009	2008

Administration	$95,490	101,465
Director fees	17,315	23,758
Consulting, including financing success fee	62,008	1,041,093

Administration is primarily comprised of salary paid to the chief executive officer and chief financial officer, who are also directors and officers of the Company, during the normal course of their employment. Geothermal consulting costs primarily result from success fees paid to a director of the Company in connection with successfully arranging the Company’s TCW loan and letters of credit in support of the Limited Notice to Proceed contracted with Ormat.

16.

COMMITMENTS

a)

The Company has entered into operating leases for premises, vehicles and geothermal resources.  The minimum annual commitments (including work commitments) are as follows:

2010	$703,330
2011	711,876
2012	677,583
2013	694,329
2014	487,523
2015 and thereafter	2,117,149
$5,391,790

b)

During 2006 the Company signed a 20-year power purchase agreement with NVE for continuous supply of up to approximately 35 gross megawatts of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada.  The power will be used by the utility to serve its customers in Nevada. The PPA was secured by a cash collateralized $645K letter of credit issued by Royal Bank of Canada.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

16.

COMMITMENTS (Continued)

On November 3, 2008, the Company and NVE amended the PPA at higher pricing and power sales, consistent with the size of the resource and the plant under construction.  At the same time an additional cash collateralized letter of credit was provided to NVE in the amount of approximately $1.6 million. The agreement also commits the Company to an increase in the letter of credit by $1.6 million, within five days following commercial operation which was provided on November 27, 2009.

c)

A Large Generator Interconnect Agreement (“LGIA”), entered into in November 2007, commits the Company to provide a letter of credit that can be drawn to reimburse NVE for network upgrades in the event the Company does not achieve commercial operation within three years of completing construction of its Blue Mountain power plant.  The Agreement also commits the Company to reimburse NVE’s interconnection facilities capital expenditures, initially estimated to reach approximately $700,000.  In February 2008, an Amendment to the LGIA Agreement resulted in a letter of credit commitment of $1.37-million, which was issued during September, 2008 by Bank of the West.  It is cash collateralized.

d)

After declaring commercial operation under the PPA, in certain circumstances, particularly if the minimum 36.1 MW is unavailable, then the Company will be liable for the cost of alternative power and renewable energy credits for a maximum of three years.

e)

Restricted Cash (relating to collateralized amounts) Short-term

Beneficiary	Issuing Bank	September 30, 2009	June 30, 2009

Ormat	Bank of the West	$10,760,823	$15,000,000
NV Energy – LGIA	Bank of the West	1,370,100	1,370,100
		$12,130,923	$16,370,100

Restricted Cash (relating to collateralized amounts) Long-term

Beneficiary	Issuing Bank

NV Energy – PPA	Royal Bank	$645,000	$645,000
NV Energy – PPA	Bank of the West	1,580,336	1,580,336
		$2,225,336	$2,225,336

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

17.

ADDITIONAL CASH FLOW INFORMATION

		As at September 30,
a)	Cash and cash equivalents is comprised of:	2009	2008
	Cash	$1,290,682	$211,861
	Short-term deposits	788,373	3,039,202
		$2,079,055	$3,251,063

		For the Three Months
		ended September 30,
b)	Interest	2009	2008
	Interest Received	$16,619	$71,957
	Interest Paid	-	962,357

		As at September 30,
c)	Supplementary Non-Cash Investing Information	2009	2008
	Amount of accounts payable for geothermal property interests	$406,983	$2,534,668
	Amount of accounts payable for property, plant and equipment	6,748,687	11,266,310
	Amount of deferred construction amounts payable	8,949,408	-
	Amount of future income tax included in construction in progress	2,016,979	-

18.

SUBSEQUENT EVENTS

Except as disclosed elsewhere in these consolidated financial statements, the following are significant events subsequent to September 30, 2009:

a)

Subsequent to September 30, 2009, the Company drew down a further $4,683,295 on the TCW financing to pay construction and drilling expenses of the Blue Mountain project including those incurred prior to September 30, 2009.

On October 13, 2009, the Company engaged John Hancock to provide a term loan facility up to $95 million for the Blue Mountain, Faulkner 1 geothermal project.  The loan facility is subject to John Hancock’s satisfactory project and legal due diligence, documentation and final credit approval.  .  The interest rate per annum under the term facility will be fixed at the time of the financing date at the current yield to maturity on the U.S. Treasury securities with a term equal to the average life of the loan plus a spread.

b)

On October 31, 2009, the Company was awarded from the US Department of Energy approximately $3.4 million as part of a cost sharing proposal.  The funds will be used for exploration and drilling on both the Crump Geyser and Black Warrior projects.

NEVADA GEOTHERMAL POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2009

(Unaudited)

(Expressed in US Dollars)

18.

SUBSEQUENT EVENTS (Continued)

c)

On November 12, 2009, the Company received $57.9 million from the US Department of the Treasury as part of the cash grant filed under the American Recovery and Reinvestment Act of 2009.

d)

On November 13, 2009, the Company repaid $30 million of the TCW loan.

e)

On November 15, 2009, 735,000 of the agents’ options expired unexercised. Prior to this expiry date, in October and November 2009, 315,000 of the agents’ options were exercised for proceeds of CDN$315,000.

f)

On November 20, 2009 the Company reached an agreement in principle with TCW regarding the use of grant proceeds for drilling. The proposed agreement is subject to legal due diligence and final approval by both parties. The proposed agreement provides the Company with $2 million for general corporate purposes and the remaining $25.9 million from the grant proceeds to complete the required additional drilling and to pay final project costs. The proposed agreement also waives the previous non compliance with capital budget requirements and, until the earlier of the closing of the potential John Hancock loan and March 31, 2010, the agreement waives a yield maintenance penalty on early loan repayment and the interest coverage covenant. In return for these concessions, the Company will give TCW 4.5 million five year warrants exercisable at a Cdn$1.50 that must be exercised within 30 days if the Company’s stock closes above $2 for a period of 20 consecutive days. The Company expects final approval of this agreement in principal over the next several weeks.

g)

On November 20, 2009 the Company declared commercial operation under the PPA with NV Energy, facilitating charging a higher contract power price, rather than a startup rate.

h)

On November 27, 2009 the Company increased the letter of credit in favour of NV Energy by approximately $1.6 million as required by the PPA. The Company has secured the increase with $1.6 million cash on deposit with Bank of the West.